November 2, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (303) 316-5651

David R. Martin
Executive Vice President and Chief Financial Officer
Janus Capital Group, Inc.
151 Detroit Street
Denver, Colorado 80206

> **Re: Janus Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-15253**

Dear Mr. Martin:

We have reviewed your response letter dated September 27, 2006 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

2004 compared to 2003, page 18

1.   We refer to your response to comment 10. We note the discontinuation of the use of "soft dollars" resulted in an $18 million increase in general and administrative expenses in 2004 as compared to 2003, equal to 10% of income from continuing operations for 2004   In order to provide enhanced disclosure regarding the reasons for material changes in the operating results of the Company, in future filings please provide the following information:

- explain what are 'soft dollars" and describe the nature of the services that were acquired through their use in periods prior to 2004;

- describe the authoritative basis for their continued use in the industry and the acceptable uses of "soft dollars" under the safe harbor rules of the 34 Act; and

- state the reasons why the Company changed their method of accounting for the acquisition of these services to using cash payments in 2004 as compared to the use of "soft dollars" in prior periods.

2.   Please tell us the basis for your statement that the discontinuation of the use of "soft dollars" in 2004 was a *business decision* and not a change in accounting policy or principle under APB 20.   Consider in your response:

- the materiality of the effect of the change in your operations in 2004;

- the effect of the change in the comparability of your yearly operating results;

- the comparability of your operations with other company's in the industry; and

- how other companies in the industry who have discontinued the use of "soft dollars" have recorded this change in their financial statements.

Note 16, "Litigation", page 51

3.   We refer to your response to comment 29 in which you state that your current
        disclosure is adequate regarding the settlement with the New York Attorney
        General's Office, to reduce management fees by $25 million per year for the five
        year period following the date of the settlement agreement.   Please provide us
        with the following information:

        •   tell us where you have disclosed in your 2004 and 2005 10-K the full
            settlement amounts of $25 million yearly and $125 million total five-year
            reduction in management fees entered into with the New York Attorney
            General's Office;

        •   tell us where you have disclosed in these filings that the settlement period for
            reducing the management fees was changed from a five-year period to a
            permanent reduction in the permanent negotiations;

        •   provide us with your proposed disclosure to be included in MD&A in future
            filings that describes the full quantifiable extent to which your operating
            results have been affected in prior periods and will be affected in the future
            with respect to your settlement to permanently reduce management fees with
            the New York Attorney General's Office; and

        •   disclose in a footnote to the Selected Financial Data table in future filings how
            the fee reduction settlement with the New York Attorney General's office has
            affected your operating results starting in 2004 and cross reference to related
            quantified disclosure in MD&A regarding the impact of the fee reduction
            agreement on you operating results.

                                    *   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief